GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02049550

SUPPL

DGP

12 August 2002

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

INTERIM REPORT

In accordance with paragraph 9.31 of the Listing Rules, I enclose two copies of the 2002 Interim Report of GKN plc which is being despatched to shareholders tomorrow.

As previously discussed with your office, I understand that the Interim Report will not be made available through the document viewing facility as it is essentially the same document as the interim results announcement released on 8 August.

Yours faithfully

David Pavey
Assistant Company Secretary

Enc.

dlw 9/4

cc: Mr. C. Byrne, Cazenove
Mr. H. Glyn Davies, UBS Warburg
The United States Securities and Exchange Commission -
Exemption File 82-5204

GKN INTERIM REPORT/2002/COR/08-12-l-ukla re-int report filing

GKN plc

GKN PLC INTERIM REPORT 2002




PCU 496



producing highly engineered products for the world's leading automotive and aerospace companies

The F-22 Raptor produced by Lockheed Martin is the world's most advanced fighter aircraft. GKN supplies a range of critical, high technology, titanium and composite structures to the F-22 programme from the Group's plants in Missouri, California and Washington State in the US.

Resin transfer moulding (RTM) is an advanced process used by GKN to produce composite aerospace structures and components. The photograph shows a jet engine thrust reverser component produced using RTM. GKN's expertise in RTM is one of the key factors which led to it becoming a member of Boeing's Sonic Cruiser technology development programme.

Modern front-wheel drive technology was launched with the original Mini in 1959 and the new Mini, produced by BMW, continues to use GKN driveline technology. Today, GKN supplies almost all of the world's major automotive vehicle manufacturers with driveline components and systems.

GKN is one of the world's leading first tier suppliers to the automotive industry. It is the world's No. 1 supplier of constant velocity jointed halfshafts with a 42% global market share. The photograph shows a detail of an advanced halfshaft supplied to the VW group. GKN is also the world's No. 1 supplier of components produced using the powder metallurgy process in which it has a 16% global market share.

Financial achievements

	First half 2002	First half 2001	% change
Sales	**£2,246m**	£2,260m	(1)
Results before goodwill amortisation and exceptional items			
Operating profit	**£161m**	£175m	(8)
Profit before tax	**£136m**	£143m	(5)
Earnings per share	**12.6p**	14.1p[1]	(11)
Interim dividend per share	**3.7p**	3.7p[2]	–
Net borrowings	**£1,004m**	£920m	

First half 2001 figures exclude the results of the Industrial Services businesses which were demerged on 7 August 2001.
Unless otherwise stated, profit figures in this report are before goodwill amortisation and exceptional items.
[1] Restated to reflect the implementation of Financial Reporting Standard 19 – Deferred Tax.
[2] Pro forma based on full year dividend of 11.0p.

Business highlights

- Underlying performance maintained in challenging market conditions
- Interest cover over 6 times
- Successful completion of restructuring
- Automotive sales ahead despite variations in demand across world markets
- Powder Metallurgy responding well to recovery actions – improved profitability
- Acquisition of 33.3% stake in leading Japanese torque management supplier
- New programme wins in Aerospace

GKN Board Appointments

Marcus Beresford will retire as Chief Executive of GKN at the end of December 2002 having reached his normal retirement date. The Board has approved the appointment of Kevin Smith CBE, currently Managing Director Aerospace, as Chief Executive with effect from 1 January 2003.

The Board has also appointed Neal Keating as an Executive Director with effect from 19 August 2002. He will assume responsibility for GKN's Aerospace Services Division on 1 January 2003. Until recently Neal Keating was an Executive Vice President of Rockwell Collins based in the USA.

Sir David Lees, Chairman of GKN, said 'Marcus Beresford has made a very significant contribution to GKN initially in building our Industrial Services business and latterly in leading so effectively the transition following the demerger in 2001. As the next Chief Executive Kevin Smith will bring great skill and energy to GKN's continuing development and I look forward to working with him. The Board wishes both of them every success for the future.'

Against a background of difficult markets, GKN's performance in the first six months of 2002 has been encouraging. After allowing for our £11 million share of restructuring costs charged to normal operating profit in AgustaWestland, our results for the first six months of the year are broadly similar to the pro forma results for the first half of 2001 despite the downturn in a number of our markets.

In Automotive, our Driveline Division (ADD) has performed consistently and Powder Metallurgy has met our recovery expectations to date. OffHighway markets in the agricultural sector have also shown some improvement, partially mitigating the decline in construction markets and in some of our AutoComponents activities. In Aerospace, as expected, civil markets have been extremely difficult but restructuring actions in our European plants are now largely complete. Military aerospace markets, particularly in the US, have been strong contributing to an improved overall result for Aerospace Services. AgustaWestland continued to do well.

Results

In August 2001, GKN demerged its Industrial Services businesses into Brambles Industries plc. Unless specifically stated otherwise, all comparisons shown are to the pro forma figures, excluding Industrial Services for the whole of last year, and are restated to show the effect of FRS 19, the new accounting standard for deferred tax. The relevant financial statements are shown on pages 6 to 11.

The financial statements containing comparative figures including the demerged businesses are shown on pages 13 to 17.

Sales and profit

Sales for the half year at £2.25 billion were slightly down on last year's £2.26 billion. Profit before tax, goodwill amortisation and exceptional items was £136 million, £7 million (5%) lower than the first half of 2001.

Earnings per share before goodwill amortisation and exceptional items at 12.6p were 11% lower than last year's pro forma equivalent, largely due to a combination of the lower pre-tax profits and higher tax rate.

The adverse impact of exchange rates on translation of overseas sales and operating profit was £18 million and £2 million respectively, principally due to a decline in the Japanese Yen and Brazilian Real exchange rates.

The net favourable impact of 2001 and 2002 acquisitions and divestments was £4 million on sales and £1 million on operating profit. Excluding currency and acquisition effects, sales on a like for like basis were comparable but operating profit reduced by £13 million (8%). This was largely due to the impact of the £11 million share of reorganisation costs in AgustaWestland.

The reported results do not include any contribution from Tochigi Fuji Sangyo (TFS), the Japanese automotive business in which we purchased a 33.3% stake in March 2002 at a cost of £29 million, as it is a publicly quoted company and their first half results for 2002 have not yet been published. A pro rata share of their results will be included in the GKN accounts for the year, three months in arrears. We do not expect this to materially affect Group results.

Interest

Interest costs of £25 million are £7 million lower than the corresponding period last year, in spite of average borrowing levels being slightly higher. This has been caused by lower Sterling and US Dollar interest rates, the latter being applicable to contracts hedging the balance sheet value of assets in our North American businesses.

During the period the Group lengthened the maturity profile of its borrowings, issuing £50 million additional 2019 Sterling eurobonds in February 2002 and £200 million of a new 2012 Sterling eurobond in May 2002. As these carry coupon rates (6.75% and 7.0% respectively) which are higher than the cost of current short-term bank borrowings, interest costs are likely to rise in the second half, although the extent will depend on any changes in overall market interest rates which may occur.

Taxation

The tax charge of £35 million includes for the first time the impact of the new accounting standard, FRS 19, which requires deferred tax to be charged on a full liability basis. The total pre-exceptional tax charge, including deferred tax, accounts for 30% of profit before tax, goodwill and exceptional items compared with 28.5% (on the same basis) in 2001. It is expected that the rate for the year will be much in line with the first half, although the settlement of some outstanding prior year tax issues could give a modest one-off benefit to the full year rate. The adoption of FRS 19 also led to a £56 million reduction in reserves at 31 December 2001, being the cumulative adjustment required to reflect prior years' deferred tax charges.

Exceptional costs

Exceptional costs of £37 million were in respect of restructuring actions taken across the Group as announced in October 2001. These charges have been taken in 2002 as the actions to which they related were only announced to employees in the current year. This restructuring exercise is now largely complete. It was more focused on the Aerospace Services business, but included in 2002 the costs of some limited capacity and overhead reductions in Automotive in anticipation of lower demand levels.

Cash flow and borrowings

Operating cash flow, after capital expenditure, was £49 million, compared to £84 million for the same period last year. The difference was due to expenditure on exceptional costs, including redundancy and severance payments, totalling £29 million and the absence of customer advances which contributed £47 million last year.

Capital expenditure totalled £100 million compared with £138 million in the same period last year. Capital expenditure has been scaled back to lower levels than previous years, although the ratio of 1.1 times depreciation for the first six months of 2002 is a lower ratio than we would anticipate for the full year.

Net borrowings were £1,004 million at the end of the period compared with £885 million at 31 December 2001 and £920 million at June 2001. Normal seasonal trends in working capital, together with the £66 million spent on acquisitions in the six months to June 2002 are the major factors accounting for the increase.

Dividends

On a pro forma basis the total dividend for the year to 31 December 2001 was 11p per share, comprising a final dividend of 7.3p and an interim dividend of 3.7p. The Board has decided to pay an unchanged interim dividend for the current year of 3.7p per share.

The interim dividend will be paid on 30 September 2002 to shareholders on the register at 16 August 2002. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2002.

Post retirement costs

Adoption of FRS 17, the accounting standard for post retirement benefits, has been deferred but we continue to show the potential adjustments in the notes to the financial statements. Recent months have seen falls in stock markets around the world and as a result at 29 June 2002 the potential adjustment to reserves for the unfunded post retirement deficit had increased to £343 million, net of deferred tax, compared to £169 million at 31 December 2001 and a small surplus at 1 January 2001. Most of this adjustment relates to the Group's UK pension schemes as post retirement benefits in many other countries are funded by accruals on the balance sheet which are not impacted by investment performance.

FRS 17 gives only a snap shot view of assets and liabilities at the balance sheet date and is therefore extremely volatile. It is also important to note the very long-term nature of the liabilities. However, appropriate actions have already commenced to address the potential under-funding situation. The three UK schemes are being merged into one Group scheme in order to optimise both funding and administration costs and the trustees have been advised that the Group will contribute a further £10 million per year into the fund for at least the next three years, in addition to the £8 million it has already been paying in respect of the deficit. Scheme funding is reviewed annually and should stock markets remain weak, the level of additional contributions will be increased. The additional cost of current and likely future contributions is not seen as a restriction on the Group's development.

Share options

It appears likely that at some time in the future the cost of issuing GKN share options will be charged to the profit and loss account. There is currently no definitive UK accounting standard or firmly established methodology for evaluating this cost but using a simple 'Black Scholes' based calculation, the notional annual charge for all current Executive Share Option Schemes is estimated at between £2–3 million. We also operate an Inland Revenue approved Save As You Earn (SAYE) Scheme, open to all UK employees. The notional annual cost of this scheme is difficult to estimate as it is very dependent on the discount rate applicable and the level of take up by employees. However, going forward it is not expected to have a material impact on the overall results of the Group. Neither scheme has an adverse effect on the Group's cash flow. The costs of all other incentive schemes are already charged to the profit and loss account.

Automotive

Automotive markets have had a mixed six months. Vehicle production in Europe, our largest market, has been some 5% down on last year. Conversely, North American vehicle production is to date 6% above last year's levels, which is above our earlier expectations of a modest year on year decline. Within each of these markets there has been substantial variation in individual manufacturer's performance. Fiat and GM in Europe and Ford in North America have shown significant falls in sales, while BMW in Europe and GM and the Japanese manufacturers in North America have shown increased sales. Asia Pacific markets have been steady.

Given these conditions, the Automotive businesses overall have had an encouraging first half with sales at £1,516 million, £22 million (1%) ahead of the same period last year. However, operating profits of

£113 million were £8 million (7%) below last year's equivalent. The first time inclusion of acquisitions contributed £7 million to sales and £1 million to operating profit. The adverse impact of currency was £17 million on sales and £2 million on profit.

Within the Automotive portfolio, the **Automotive Driveline Division (ADD)** maintained its solid performance with sales at £926 million, broadly level with last year.

ADD's regional performance followed the pattern of market demand with strong performances in North America and Asia Pacific and reduced sales and profits in Europe. As a result, with more than half of its sales in Europe, ADD profits overall fell slightly below last year's equivalent level. Operating efficiency was also impacted by plants serving certain customers seeing greatly reduced demand, whilst others remained fully loaded. ADD continues to focus on improving its core constant velocity joint (CVJ) business through enhanced operational performance, developments in technology and, over the longer term, outsourcing of in-house CVJ production by vehicle manufacturers.

To maximise other opportunities for growth, ADD has formed a focused product group to extend the business into new, related driveline product areas such as torque management devices. Significant progress has already been made. In March, GKN acquired a 33.3% stake in Tochigi Fuji Sangyo (TFS), a leading Japanese supplier of torque management and specialist driveline devices. GKN and TFS have combined sales in this sector of approximately £350 million and together are the world's largest independent supplier of torque management devices. GKN has the right to increase its holding up to 50.4% of TFS at a later date.

Powder Metallurgy has responded well to the actions taken to address the performance issues of 2001 and showed improved overall profitability. Hoeganaes, the largest supplier of metal powder to the North American market, had a good first half, assisted by the relative strength of automotive demand and improved operating efficiency at its new production facility in Gallatin, Tennessee.

Sinter Metals continued to perform well in Europe and showed a steadily improving performance in North America, albeit from a low exit level in 2001.

There is more to do but customer service and performance are much improved. The necessary consolidation process of previous years' acquisitions, which was deferred in 2001, has recommenced. The costs of this, which are likely to be small, will be charged to operating profit in the second half of 2002.

In addition to the recovery actions underway to improve its operational performance, Sinter Metals acquired the remaining 51% of its Mahindra Sintered Products joint venture for £8.6 million. The transaction, which was completed in July, is a small but significant step in the development of the Sinter Metals business in Asia.

OffHighway markets in the agricultural area have shown a modest recovery in both Europe and North America, with useful growth in sales and profits and some gain in market share. However the **AutoComponents** businesses, which launched a number of new chassis component and cylinder liner programmes, incurred significant start-up costs and operating profits fell below last year's levels. **Emitec**, our joint venture with Siemens, also had a disappointing first half due to low vehicle production levels in Germany. Combined sales of these three divisions in the six months to June at £257 million were £14 million (6%) above last year but combined operating profits were somewhat lower than last year's level.

Aerospace

Aerospace markets have been mixed with civil markets substantially down on last year, but defence markets above 2001 levels. Our weighting of sales towards the defence sector has helped reduce the overall impact of the civil decline and total Aerospace sales at £730 million were £36 million (5%) down on the first half of 2001 with operating profits of £48 million, £6 million lower than last year. After taking into account the £11 million share of restructuring costs in AgustaWestland, the Aerospace portfolio overall showed growth in underlying profits. The effects of acquisitions and currency were immaterial.

AgustaWestland, a 50:50 joint venture between GKN and Finmeccanica of Italy, performed well and contributed £415 million of the sales and £35 million of the operating profit shown in Aerospace Joint Ventures. As mentioned above, this was after absorbing the costs of a restructuring in the UK facilities, which entailed the closure of the Weston-super-Mare site and the consolidation of the business into a single site in Yeovil with the loss of 800 jobs. These actions are a reflection of the lower future workload in UK helicopter operations as the large EH101 and Apache programmes for the UK armed forces are progressively completed.

AgustaWestland continued its success in winning new orders and at 29 June 2002 the order book stood at £4.8 billion. In January, Oman ordered 16 Super Lynx and the UK Ministry of Defence gave approval to proceed on the Assessment Phase for a new variant of the Lynx for Britain's armed forces. In July, AgustaWestland and Lockheed Martin of the US signed a 10-year agreement to jointly market, produce and support a US version of the successful EH101 into the US market – a major strategic opportunity for the aircraft.

Aerospace Services had a challenging first half with good performances by the US defence related businesses which represent some 65% of sales, partially mitigating the substantial decline in the European civil aerospace related businesses.

Sales by subsidiaries of £277 million were £27 million down on last year's equivalent but operating profits increased by £4 million to £12 million as the figure last year was affected by some minor asset write-downs. Excluding the effect of 2001 and 2002 acquisitions, disposals and currency, sales declined by £24 million and operating profits increased by £4 million.

The result was significantly helped by a major reduction in the cost base of the European, mainly civil, operations brought about by the restructuring actions announced last October. Whilst the trading environment on the civil side remains difficult, the restructuring leaves us well placed to benefit from the upturn in civil markets when it comes.

2002 has also seen a high level of development activity within GKN Aerospace Services, which positioned the business on some of the world's most important new aircraft programmes.

In January, GKN acquired Boeing's Thermal Joining Centre (TJC) in Kent, Washington State. The TJC, acquired for £2.2 million, produces an important titanium assembly for the F-22 fighter and adds to GKN's electron beam welding capability. The F-22 programme is now worth more than $4.5 million per aircraft to GKN.

In March, BAE Systems and GKN announced a partnership to design and produce high technology airframe components for the F-35 Joint Strike Fighter which is likely to become the world's largest ever military programme.

In April, Korea's decision to acquire 40 F-15 fighter aircraft from Boeing resulted in additional business worth over $100 million for the plant in St. Louis, Missouri which produces components for the F-15.

In May, GKN acquired ASTECH Inc based in Santa Ana, California for £24 million. ASTECH is a technology leader in super alloy, honeycomb structures for civil and military aircraft.

In July, Aerospace Services won a contract from Airbus to design and manufacture the wing trailing edge package for the A380. The contract increased the total estimated value of work secured by GKN on the A380 to almost $1 billion. Also in July, GKN joined the technology development team on Boeing's Sonic Cruiser programme and was selected to supply the cockpit canopy for the F-22, a major breakthrough into the North American aerospace transparencies market.

People

The last six months have continued to be extremely demanding for the GKN team, with employees at all levels facing difficult decisions and challenges as the Group adapted to the new economic environment. The ability to maintain strong operational performance, high quality standards and unstinting customer service during this time is a tribute to their skill, and their commitment.

Outlook

The outlook for vehicle production in the second half, which is normally lower than the first half, continues to be uncertain particularly in light of the recent volatility in financial markets. Despite this, most current forecasts predict that vehicle production for the second half will be significantly ahead of last year in North America and similar to last year in Western Europe. For planning purposes we continue to take a more conservative view, although we retain the capacity to respond to these higher levels of demand if required.

In Aerospace Services we see no signs of improvement in civil markets but expect the growing sales to military programmes to continue partially to offset the reduction in sales to civil customers. Compared to 2001 overall results in Aerospace Services should be more evenly weighted between the first and second half of the year. The consolidation of AgustaWestland's UK operations is effectively complete and sales should increase in the second half.

The actions we have taken to position the business for the lower levels of demand in the European automotive market and civil aerospace market, together with ongoing better results in our Powder Metal activities, should progressively benefit trading in the second half. At the Annual General Meeting in May we said that we expected an improving performance by the Group in the second half relative to the corresponding period last year. Although since then the economic outlook has become more cloudy, we remain confident in that expectation.

Sir David Lees
Chairman
7 August 2002

Marcus Beresford
Chief Executive

CONSOLIDATED PROFIT AND LOSS ACCOUNT WITH PRO FORMA COMPARATIVES EXCLUDING DEMERGED BUSINESSES

FOR THE HALF YEAR ENDED 29 JUNE 2002

		First half 2002			Restated (note 1)	
	Notes	Acquisitions £m	Ongoing businesses £m	Total £m	First half 2001 £m	Full year 2001 £m
Sales						
Subsidiaries		**8**	**1,705**	**1,713**	1,718	3,317
Share of joint ventures		**–**	**509**	**509**	507	963
Share of associates		**–**	**24**	**24**	35	57
		8	**2,238**	**2,246**	2,260	4,337
Operating profit						
Subsidiaries:						
Before goodwill amortisation and exceptional items		**1**	**114**	**115**	115	193
Goodwill amortisation		**–**	**(16)**	**(16)**	(17)	(38)
Exceptional items	2	**–**	**(37)**	**(37)**	–	(102)
Total subsidiaries		**1**	**61**	**62**	98	53
Share of joint ventures:						
Before goodwill amortisation		**–**	**45**	**45**	58	110
Goodwill amortisation		**–**	**(3)**	**(3)**	(1)	(5)
Total share of joint ventures		**–**	**42**	**42**	57	105
Share of associates		**–**	**1**	**1**	2	3
Total operating profit		**1**	**104**	**105**	157	161
Exceptional items						
Profits less losses on sale or closure of businesses:						
Subsidiaries	2	**–**	**–**	**–**	7	2
Share of associates	2	**–**	**–**	**–**	–	5
Profit before interest and taxation		**1**	**104**	**105**	164	168
Interest (payable)/receivable:						
Subsidiaries				**(24)**	(31)	(59)
Share of joint ventures and associates				**(1)**	(1)	(2)
Profit on ordinary activities before taxation				**80**	132	107
Taxation				**(35)**	(43)	(64)
Profit on ordinary activities after taxation				**45**	89	43
Minority interests – equity				**(3)**	(2)	(5)
Earnings of the period				**42**	87	38
Earnings per share – p	3			**5.8**	12.1	5.3
Diluted earnings per share – p				**5.7**	12.0	5.2

Results before goodwill amortisation and exceptional items				
Operating profit – £m		**161**	175	306
Profit before tax – £m		**136**	143	245
Earnings per share – p	3	**12.6**	14.1	24.0

CONSOLIDATED STATEMENT OF NET ASSETS WITH PRO FORMA COMPARATIVES EXCLUDING DEMERGED BUSINESSES

AS AT 29 JUNE 2002

		Restated (note 1)	
	29 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Fixed assets			
Intangible assets – goodwill	**505**	567	525
Tangible assets	**1,402**	1,393	1,399
	1,907	1,960	1,924
Investments:			
Joint ventures:			
Share of gross assets	**1,246**	1,320	1,070
Share of gross liabilities	**(1,009)**	(1,095)	(864)
	237	225	206
Associates	**38**	16	9
Other investments	**19**	31	21
	294	272	236
Total fixed assets	**2,201**	2,232	2,160
Current assets			
Stocks	**504**	553	503
Debtors	**725**	675	546
Cash at bank and in hand	**164**	185	167
	1,393	1,413	1,216
Creditors: amounts falling due within one year			
Short-term borrowings	**(182)**	(249)	(295)
Creditors	**(802)**	(722)	(730)
Taxation and dividend payable	**(212)**	(248)	(243)
	(1,196)	(1,219)	(1,268)
Net current assets/(liabilities)	**197**	194	(52)
Total assets less current liabilities	**2,398**	2,426	2,108
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	**(982)**	(852)	(754)
Provisions for liabilities and charges	**(374)**	(355)	(352)
Net assets	**1,042**	1,219	1,002

CONSOLIDATED CASH INFLOW FROM OPERATING ACTIVITIES WITH PRO FORMA COMPARATIVES EXCLUDING DEMERGED BUSINESSES

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Operating profit	**62**	98	53
Depreciation and goodwill amortisation	**107**	100	203
Impairment of fixed assets	**5**	–	19
(Increase)/decrease in working capital	**(32)**	(15)	118
Increase/(decrease) in provisions	**5**	(13)	9
(Decrease)/increase in customer advances	**(1)**	47	49
Other	**3**	5	1
Net cash inflow from continuing operating activities	**149**	222	452

CONSOLIDATED CASH FLOW STATEMENT WITH PRO FORMA COMPARATIVES EXCLUDING DEMERGED BUSINESSES

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Net cash inflow from continuing operating activities (see above)	**149**	222	452
Dividends from joint ventures and associates	**10**	1	49
Returns on investments and servicing of finance			
Net interest paid	**(18)**	(31)	(58)
Dividends paid to minority interests	**(1)**	(1)	(1)
	(19)	(32)	(59)
Taxation	**(15)**	(14)	(33)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(100)**	(138)	(246)
Other	**(1)**	(8)	2
	(101)	(146)	(244)
Acquisitions and disposals			
Purchase of subsidiaries and joint ventures	**(66)**	(134)	(137)
Sale of subsidiaries and joint ventures	**3**	10	1
	(63)	(124)	(136)
Cash (outflow)/inflow from continuing businesses	**(39)**	(93)	29

MOVEMENT IN NET DEBT WITH PRO FORMA COMPARATIVES EXCLUDING DEMERGED BUSINESSES

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Cash (outflow)/inflow from continuing businesses (see above)	**(39)**	(93)	29
Dividends	**(53)**	(93)	(148)
Subsidiaries acquired and sold	**(11)**	3	–
Currency variations	**(13)**	3	(6)
Proceeds of share issues	**3**	2	15
Creation of AgustaWestland	**–**	(144)	(144)
Continuing businesses total outflow	**(113)**	(322)	(254)
Cash (outflow)/inflow from discontinued businesses	**(6)**	3	(30)
Net borrowings at beginning of period	**(885)**	(601)	(601)
Net borrowings at end of period	**(1,004)**	(920)	(885)

SEGMENTAL ANALYSIS

	Sales			Operating profit		
	First half 2002 £m	First half 2001 £m	Full year 2001 £m	**First half 2002 £m**	First half 2001 £m	Full year 2001 £m
By business						
Automotive:						
Subsidiaries	**1,436**	1,414	2,687	**103**	107	161
Joint ventures	**80**	80	157	**10**	14	26
	1,516	1,494	2,844	**113**	121	187
Aerospace:						
Subsidiaries	**277**	304	630	**12**	8	32
Joint ventures	**429**	427	806	**35**	44	84
Associates	**24**	35	57	**1**	2	3
	730	766	1,493	**48**	54	119
	2,246	2,260	4,337	**161**	175	306
Goodwill amortisation	**–**	–	–	**(19)**	(18)	(43)
Exceptional items	**–**	–	–	**(37)**	–	(102)
Total	**2,246**	2,260	4,337	**105**	157	161
By region of origin						
Europe:						
Subsidiaries	**865**	902	1,715	**71**	82	122
Joint ventures	**449**	452	851	**37**	49	93
Associates	**24**	35	57	**1**	2	3
	1,338	1,389	2,623	**109**	133	218
Americas:						
Subsidiaries	**719**	684	1,340	**36**	26	53
Joint ventures	**34**	32	68	**5**	5	11
	753	716	1,408	**41**	31	64
Rest of the World:						
Subsidiaries	**129**	132	262	**8**	7	18
Joint ventures	**26**	23	44	**3**	4	6
	155	155	306	**11**	11	24
Total	**2,246**	2,260	4,337	**161**	175	306

1 Pro forma comparative figures

Comparative figures for 2001 exclude the results of the Industrial Services businesses which were demerged on 7 August 2001. They have been restated to reflect the adoption in 2002 of FRS 19 – Deferred Tax which has had the effect of reducing earnings for the first half of 2001 by £3 million and for the full year by £4 million. Shareholders' equity at the end of 2001 was reduced by £56 million and at June 2001 by £55 million.

The equity value of AgustaWestland in the June 2001 balance sheet has been restated to reflect adjustments to goodwill made in the second half of the year and the impact of FRS 19. Goodwill in AgustaWestland remains provisional and will be finalised in the second half of 2002.

2 Exceptional items

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
a) Operating exceptional items			
Asset impairments	**(14)**	–	(70)
Redundancy costs	**(13)**	–	(23)
Other	**(10)**	–	(9)
	(37)	–	(102)

Following the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, the Group took steps to reduce capacity in a number of aerospace and automotive plants. To the extent that announcements to the workforces at certain operations had not been made by 31 December 2001 no provision for the costs of those actions, totalling £37 million, was made in that year but is reflected in the results for the first half of 2002. Full year 2001 figures also reflect a reassessment of the carrying value of certain Aerospace investments.

The cash cost of the 2002 charge is approximately £23 million. Total cash outflow in respect of both 2001 and 2002 exceptional costs was £29 million in the first half of 2002 and a further £25 million is expected in the second half.

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
b) Non-operating exceptional items			
Profits less losses on sale or closure of businesses			
Subsidiaries:			
GKN Aerospace Services – sale and closure of businesses	**–**	9	9
Goodwill previously written off to reserves	**–**	(2)	(2)
	–	7	7
Other	**–**	–	(5)
Total subsidiaries	**–**	7	2
Share of associate:			
Alvis plc – sale of shares in Avimo Group Ltd	**–**	–	5

3 Earnings per share

Earnings per share for the first half of 2002 have been calculated on the weighted average number of 727.4 million shares in issue and ranking for dividend (first half 2001 – 718.2 million shares, full year 2001 – 720.1 million shares).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, are calculated on the earnings of the year adjusted as follows:

	Earnings			Earnings per share		
	First half 2002 £m	First half 2001 £m	Full year 2001 £m	**First half 2002 p**	First half 2001 p	Full year 2001 p
Earnings of the year	**42**	87	38	**5.8**	12.1	5.3
Included in operating profit:						
Goodwill amortisation	**19**	18	43	**2.6**	2.6	6.0
Exceptional items	**37**	–	102	**5.0**	–	14.2
Non-operating exceptional items	**–**	(7)	(7)	**–**	(1.0)	(1.0)
Taxation attributable to exceptional items	**(6)**	3	(3)	**(0.8)**	0.4	(0.5)
Earnings before goodwill amortisation and exceptional items	**92**	101	173	**12.6**	14.1	24.0

4 Post retirement costs

The application of FRS 17 – Retirement Benefits would have resulted in a charge to first half profit of £6.7million in respect of the Group's UK defined benefit scheme compared with the actual charge of £9.2 million under SSAP 24.

As noted on page 3, the fall in the value of equity stocks in the first six months of the year led to a deterioration in the funding of the scheme. If the same conditions were to apply at 31 December 2002 the first half charge for 2003 in respect of the UK scheme would be £13.9 million.

The application of FRS 17 would have resulted in a reduction in shareholders' equity at 29 June 2002 of £343 million compared with the reduction of £169 million at 31 December 2001.

INDEPENDENT REVIEW REPORT TO GKN PLC

Introduction
We have been instructed by the Company to review the financial information set out on pages 13 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 29 June 2002.

In addition, we have reviewed, without performing an audit, the pro forma financial information which comprises the comparative figures for the six months ended 30 June 2001 and the year ended 31 December 2001 to the consolidated profit and loss account, statement of net assets, cash flow statement and related notes on pages 6 to 11. This pro forma financial information has been prepared to illustrate the results and state of affairs of the continuing Group, excluding the Industrial Services businesses which were demerged in August 2001. It is the responsibility of, and has been approved by, the Directors. On the basis of our review, we are not aware of any material modifications that should be made to the pro forma financial information compiled on the basis set out in the notes to the interim report.

PricewaterhouseCoopers
Chartered Accountants
Birmingham
7 August 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

	Notes	First half 2002 Acquisitions £m	First half 2002 Ongoing businesses £m	First half 2002 Total £m	Restated (note A) First half 2001 £m	Restated (note A) Full year 2001 £m
Sales						
Subsidiaries		**8**	**1,705**	**1,713**	1,818	3,432
Share of joint ventures		**–**	**509**	**509**	945	1,463
Share of associates		**–**	**24**	**24**	35	57
		8	**2,238**	**2,246**	2,798	4,952
Operating profit						
Subsidiaries:						
Before goodwill amortisation and exceptional items		**1**	**114**	**115**	125	203
Goodwill amortisation		**–**	**(16)**	**(16)**	(18)	(40)
Exceptional items		**–**	**(37)**	**(37)**	–	(106)
Total subsidiaries		**1**	**61**	**62**	107	57
Share of joint ventures:						
Before goodwill amortisation		**–**	**45**	**45**	120	180
Goodwill amortisation		**–**	**(3)**	**(3)**	(4)	(9)
Total share of joint ventures		**–**	**42**	**42**	116	171
Share of associates		**–**	**1**	**1**	2	3
Total operating profit		**1**	**104**	**105**	225	231
Exceptional items						
Profits less losses on sale or closure of businesses:						
Subsidiaries		**–**	**–**	**–**	7	(1)
Share of associates		**–**	**–**	**–**	–	5
Demerger costs		**–**	**–**	**–**	–	(20)
Profit before interest and taxation		**1**	**104**	**105**	232	215
Interest (payable)/receivable:						
Subsidiaries				**(24)**	(29)	(59)
Share of joint ventures and associates				**(1)**	(20)	(21)
Profit on ordinary activities before taxation				**80**	183	135
Taxation				**(35)**	(68)	(110)
Profit on ordinary activities after taxation				**45**	115	25
Minority interests – equity				**(3)**	(2)	(5)
Earnings of the period				**42**	113	20
Dividends				**(27)**	(55)	(108)
Transfer to/(from) reserves				**15**	58	(88)
Earnings per share – p	B			**5.8**	15.7	2.8
Diluted earnings per share – p				**5.7**	15.6	2.7

Results before goodwill amortisation and exceptional items	Notes	First half 2002 Total	First half 2001	Full year 2001
Operating profit – £m		**161**	247	386
Profit before tax – £m		**136**	198	306
Earnings per share – p	B	**12.6**	18.2	28.9

CONSOLIDATED BALANCE SHEET INCLUDING DEMERGED BUSINESSES IN JUNE 2001

AS AT 29 JUNE 2002

	29 June 2002 £m	Restated (note A) 30 June 2001 £m	Restated (note A) 31 December 2001 £m
Fixed assets			
Intangible assets – goodwill	**505**	612	525
Tangible assets	**1,402**	1,448	1,399
	1,907	2,060	1,924
Investments:			
Joint ventures:			
Share of gross assets	**1,246**	2,278	1,070
Share of gross liabilities	**(1,009)**	(1,778)	(864)
	237	500	206
Associates	**38**	16	9
Other investments	**19**	76	21
	294	592	236
Total fixed assets	**2,201**	2,652	2,160
Current assets			
Stocks	**504**	570	503
Debtors	**725**	703	546
Cash at bank and in hand	**164**	185	167
	1,393	1,458	1,216
Creditors: amounts falling due within one year			
Short-term borrowings	**(182)**	(249)	(295)
Creditors	**(802)**	(749)	(730)
Taxation and dividend payable	**(212)**	(259)	(243)
	(1,196)	(1,257)	(1,268)
Net current assets/(liabilities)	**197**	201	(52)
Total assets less current liabilities	**2,398**	2,853	2,108
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	**(982)**	(852)	(754)
Provisions for liabilities and charges	**(374)**	(383)	(352)
Net assets	**1,042**	1,618	1,002
Capital and reserves			
Equity share capital	**365**	361	364
Reserves	**657**	1,236	616
Equity interest	**1,022**	1,597	980
Minority interests – equity	**20**	21	22
	1,042	1,618	1,002

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

		Restated (note A)	
	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Earnings of the period			
Subsidiaries	**14**	48	(83)
Share of joint ventures	**27**	63	97
Share of associates	**1**	2	6
	42	113	20
Currency variations	**24**	58	(21)
Other reserve movements	**(1)**	–	(3)
Total recognised gains and losses of the period	**65**	171	(4)
Prior year adjustments (note A)	**(56)**	–	–
Total gains and losses recognised since last Annual Report	**9**	171	(4)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

		Restated (note A)	
	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Total recognised gains and losses of the period	**65**	171	(4)
Dividends	**(27)**	(55)	(108)
Demerger of Industrial Services	**–**	–	(402)
Issue of Ordinary Shares net of costs	**4**	2	15
Creation of AgustaWestland	**–**	110	110
Goodwill on businesses sold and closed	**–**	2	2
Total increase/(decrease)	**42**	230	(387)
Shareholders' equity at beginning of period (note A)	**980**	1,367	1,367
Shareholders' equity at end of period	**1,022**	1,597	980

MOVEMENT IN NET DEBT INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Cash outflow	**(98)**	(183)	(149)
Subsidiaries acquired and sold	**(11)**	3	–
Currency variations	**(13)**	3	(6)
Proceeds of share issues	**3**	2	15
Creation of AgustaWestland	**–**	(144)	(144)
Total outflow	**(119)**	(319)	(284)
Net borrowings at beginning of period	**(885)**	(601)	(601)
Net borrowings at end of period	**(1,004)**	(920)	(885)

CONSOLIDATED CASH INFLOW FROM OPERATING ACTIVITIES INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Operating profit	**62**	107	57
Depreciation and goodwill amortisation	**107**	105	209
Impairment of fixed assets	**5**	–	23
(Increase)/decrease in working capital	**(32)**	(14)	107
Increase/(decrease) in provisions	**5**	(13)	8
(Decrease)/increase in customer advances	**(1)**	47	49
Other	**3**	5	–
Exceptional items relating to discontinued activities	**(6)**	–	(14)
Net cash inflow from operating activities	**143**	237	439

CONSOLIDATED CASH FLOW STATEMENT INCLUDING DEMERGED BUSINESSES IN 2001

FOR THE HALF YEAR ENDED 29 JUNE 2002

	First half 2002 £m	First half 2001 £m	Full year 2001 £m
Net cash inflow from operating activities (see above)	**143**	237	439
Dividends from joint ventures and associates	**10**	24	75
Returns on investments and servicing of finance			
Net interest paid	**(18)**	(29)	(59)
Dividends paid to minority interests	**(1)**	(1)	(1)
	(19)	(30)	(60)
Taxation	**(15)**	(15)	(36)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(100)**	(146)	(258)
Other	**(1)**	(35)	(25)
	(101)	(181)	(283)
Acquisitions and disposals			
Purchase of subsidiaries and joint ventures	**(66)**	(135)	(146)
Sale of subsidiaries and joint ventures	**3**	10	10
	(63)	(125)	(136)
Equity dividends paid	**(53)**	(93)	(148)
Cash outflow before use of liquid resources and financing	**(98)**	(183)	(149)

A. Comparative figures

Comparative figures for 2001 have been restated to reflect the adoption in 2002 of FRS 19 – Deferred Tax which has had the effect of reducing earnings for the first half of 2001 by £14 million and for the full year by £15 million. Shareholders' equity at the end of 2001 was reduced by £56 million and at June 2001 by £104 million.

The equity value of AgustaWestland in the June 2001 balance sheet has been restated to reflect adjustments to goodwill made in the second half of the year and the impact of FRS 19. Goodwill in AgustaWestland remains provisional and will be finalised in the second half of 2002.

B. Dividend and earnings per share

The interim dividend of 3.7p per share compares with 7.6p in 2001 which was in respect of the larger Group, pre-demerger of the Industrial Services businesses.

Earnings per share for the first half of 2002 have been calculated on the weighted average number of 727.4 million shares in issue and ranking for dividend (first half 2001 – 718.2 million shares, full year 2001 – 720.1 million shares).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, are calculated on the earnings of the year adjusted as follows:

	Earnings			Earnings per share		
	First half 2002 £m	First half 2001 £m	Full year 2001 £m	**First half 2002 p**	First half 2001 p	Full year 2001 p
Earnings of the year	**42**	113	20	**5.8**	15.7	2.8
Included in operating profit:						
Goodwill amortisation	**19**	22	49	**2.6**	3.1	6.8
Exceptional items	**37**	–	106	**5.0**	–	14.7
Non-operating exceptional items	**–**	(7)	16	**–**	(1.0)	2.2
Taxation attributable to exceptional items	**(6)**	3	17	**(0.8)**	0.4	2.4
Earnings before goodwill amortisation and exceptional items	**92**	131	208	**12.6**	18.2	28.9

2002 interim dividend of 3.7p per Ordinary Share
The interim dividend is payable on 30 September 2002 to Ordinary Shareholders on the register on 16 August 2002.

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see page 20) or view Lloyds TSB Registrars' website at www.shareview.co.uk. New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 16 September 2002 to be valid for the 2002 interim dividend.

Key dates

Ordinary Shares quoted ex-dividend	14 August 2002
Dividend record date	16 August 2002
Final date for receipt of DRIP mandate forms	16 September 2002
Dividend payment date	30 September 2002
DRIP share certificates, share purchase statements and tax vouchers despatched	11 October 2002
CREST participant accounts credited with DRIP shares	14 October 2002

GKN website and share price information
Business and financial information on GKN, including this interim report, the latest annual report and share price information updated every 20 minutes, is available on GKN's website at www.gknplc.com. The latest GKN share price is also available on the Financial Times Cityline Service: telephone 0906 843 2696 (BT) or 0906 003 2696 (Vodafone). Calls charged at 60p per minute.

Shareholder enquiries
Queries on shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see page 20 for contact details). Lloyds TSB Registrars also have a website at www.shareview.co.uk where shareholders can view information on their shareholdings and recent dividends and find practical help (including downloadable documents) on transferring shares or updating their details.

Taxation
Guides to the general tax position of UK shareholders under the return of capital to Ordinary Shareholders by way of a bonus issue of redeemable 'B' Shares in May 2000 and under the Industrial Services businesses demerger arrangements in August 2001 were given in the circulars to shareholders dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see page 20) and on GKN's website at www.gknplc.com.

Market values of GKN plc Ordinary Shares, 'B' Shares and Brambles Industries plc ('Brambles') Ordinary Shares for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[a]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[b]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[c]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[d]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[e]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[e]	'B' Shares[e]	Brambles Ordinary Shares[e]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

GKN single company ISA
Lloyds TSB Registrars operate a Single Company Individual Savings Account (ISA) in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling the Lloyds TSB Registrars ISA Helpline on 0870 24 24 244. Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

(a) The stated market values are used to allocate the base cost of GKN plc Ordinary Shares, on the basis of the relative percentages specified, between GKN plc Ordinary Shares and 'B' Shares and between GKN plc Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability. Worked examples are set out on pages 14 and 43 respectively of the circulars dated 20 April 2000 and 22 June 2001.

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN plc Ordinary Share split in May 1998.

(e) If the GKN plc Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN plc Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN plc Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

GKN American Depositary Receipts
GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on +1-908-769-9835 or +1-888-BNY-ADRS (toll-free for US residents only).

Postal share dealing service
A postal service for buying and selling GKN shares is provided by Cazenove & Co. Ltd. Dealing forms containing detailed terms and conditions can be obtained from GKN's Corporate Centre (see page 20).

ProShare nominee code
GKN supports the principles of the ProShare Nominee Code which is designed to reassure investors about the safety of their shares held in nominee accounts and to enable such investors to receive company information if they so wish. ProShare can be contacted at Centurian House, 24 Monument Street, London EC3R 8AQ (telephone 020 7220 1730).

Unsolicited mail
GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service, FREEPOST 22, London W1E 7EZ (telephone 020 7291 3310).

This interim report was issued to the press on 8 August and posted to shareholders on 13 August 2002 and is also available on the GKN website.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gknplc.com
Website: www.gknplc.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 433 8000 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)

Website: www.lloydstsb-registrars.co.uk

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